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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)



                                i2 TECHNOLOGIES
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, $0.00025 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  465754 10 9
                     -------------------------------------
                                 (CUSIP Number)


                                 APRIL 25, 1996
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


         Check the following box to designate the rule pursuant to which the
         Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

 X  RULE 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465754 10 9
--------------------------------------------------------------------------------
1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    SANJIV S. SIDHU
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   N/A
    (b)   X
--------------------------------------------------------------------------------
3.  SEC Use only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
Number of           5.  Sole Voting Power      24,545,600 SHARES OF COMMON STOCK
Shares              ------------------------------------------------------------
Beneficially        6.  Shared Voting Power          -0-
Owned by            ------------------------------------------------------------
Each                7.  Sole Dispositive Power 24,545,600 SHARES OF COMMON STOCK
Reporting           ------------------------------------------------------------
Person With:        8.  Shared Dispositive Power     -0-
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                               24,545,600 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)      31.6%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
     IN

CUSIP NO. 465754 10 9
--------------------------------------------------------------------------------
1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    SIDHU-SINGH FAMILY INVESTMENTS, LTD.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)   X
--------------------------------------------------------------------------------
3.  SEC Use only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization     TEXAS
--------------------------------------------------------------------------------
Number of           5.  Sole Voting Power      6,490,000 SHARES OF COMMON STOCK
Shares              ------------------------------------------------------------
Beneficially        6.  Shared Voting Power    -0-
Owned by            ------------------------------------------------------------
Each                7.  Sole Dispositive Power 6,490,000 SHARES OF COMMON STOCK
Reporting           ------------------------------------------------------------
Person With:        8.  Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                               6,490,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)      8.35%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
         PN

CUSIP NO. 465754 10 9

--------------------------------------------------------------------------------
1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    THE SIDHU-SINGH FAMILY FOUNDATION
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)   X
--------------------------------------------------------------------------------
3.  SEC Use only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization     TEXAS
--------------------------------------------------------------------------------
Number of           5.  Sole Voting Power      15,000 SHARES OF COMMON STOCK
Shares              ------------------------------------------------------------
Beneficially        6.  Shared Voting Power    -0-
Owned by            ------------------------------------------------------------
Each                7.  Sole Dispositive Power 15,000 SHARES OF COMMON STOCK
Reporting           ------------------------------------------------------------
Person With:        8.  Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                               15,000 SHARES OF COMMON STOCK
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)      .02%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
     CO
--------------------------------------------------------------------------------

ITEM 1.

     (a)  Name of Issuer:

          i2 TECHNOLOGIES, INC.

     (b)  Address of Issuer's Principal Executive Offices:

          ONE i2 PLACE
          11701 LUNA RD.
          DALLAS, TX 75234

ITEM 2.

     (a)  Name of Person Filing:

          THIS STATEMENT IS FILED BY (i) SANJIV S. SIDHU, (ii) SIDHU-SINGH
               FAMILY INVESTMENTS, LTD. AND (iii) SIDHU-SINGH FAMILY FOUNDATION, SOMETIMES REFERRED TO COLLECTIVELY AS THE "SIDHU REPORTING GROUP." MR. SIDHU IS THE CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF THE ISSUER.

          THE SIDHU REPORTING GROUP MAY BE DEEMED TO BE A "GROUP" FOR THE
               PURPOSES OF SECTIONS 13(d) AND 13(g) OF THE SECURITIES EXCHANGE ACT OF 1934 AND THE RULES THEREUNDER (THE "ACT"), ALTHOUGH EACH REPORTING PERSON EXPRESSLY DISCLAIMS ANY ASSERTION OR PRESUMPTION THAT IT AND THE OTHER PERSON ON WHOSE BEHALF THIS STATEMENT IS FILED CONSTITUTES A "GROUP." THE FILING OF THIS STATEMENT AND THE AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G ATTACHED AS EXHIBIT A HERETO SHOULD NOT BE CONSTRUED TO BE AN ADMISSION THAT ANY OF THE SIDHU REPORTING GROUP IS A MEMBER OF A "GROUP" CONSISTING OF ONE OR MORE PERSONS.


     (b)  Address of Principal Business Offices:

          ONE i2 PLACE
          11701 LUNA RD.
          DALLAS, TX 75234

     (c)  Citizenship:



          MR. SIDHU IS A UNITED STATES CITIZEN

          SIDHU-SINGH FAMILY INVESTMENTS, LTD. AND THE SIDHU-SINGH FAMILY
               FOUNDATION HAVE THEIR PRINCIPAL PLACES OF BUSINESS IN, AND ARE ORGANIZED UNDER THE LAWS OF THE STATE OF TEXAS.


     (d)  Title of Class of Securities:

          COMMON STOCK, $0.00025 PAR VALUE PER SHARE

     (e)  CUSIP Number:

          465754 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.70o)

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

     (e)  [ ]  An investment adviser in accordance with Section 240.13d-1(b)(1)
               (ii)(E)

     (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

     (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


ITEM 4. OWNERSHIP

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned: 31,050,600.

     (b)  Percent of Class: 40%.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 31,050,600.

          (ii) Shared power to vote or to direct the vote: 0.

          (iii) Sole power to dispose or to direct the disposition of:
               31,050,600.

          (iv) Shared power to dispose or to direct the disposition of: 0.

          SANJIV S. SIDHU IS THE RECORD OWNER OF 24,545,600 SHARES OF COMMON STOCK , 6,490,000 SHARES ARE HELD OF RECORD BY SIDHU-SINGH FAMILY INVESTMENTS, LTD. OF WHICH MR. SIDHU SERVES AS THE MANAGING GENERAL PARTNER AND THE SIDHU-SINGH FAMILY FOUNDATION HOLDS OF RECORD 15,000 SHARES OF COMMON STOCK AS OF DECEMBER 31, 1999.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        THE SIDHU REPORTING GROUP MAY BE DEEMED TO BE A "GROUP" FOR THE PURPOSES OF SECTION 13(d) AND 13(g) OF THE ACT AND THE RULES THEREUNDER, ALTHOUGH EACH REPORTING PERSON EXPRESSLY DISCLAIMS ANY ASSERTION OR PRESUMPTION THAT IT OR THE OTHER PERSON UPON WHOSE BEHALF THIS STATEMENT IS FILED CONSTITUTES A "GROUP." THE FILING OF THIS STATEMENT AND THE AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G ATTACHED AS

EXHIBIT A HERETO SHOULD NOT BE CONSTRUED TO BE AN ADMISSION THAT ANY OF THE SIDHU REPORTING GROUP IS A MEMBER OF A "GROUP" CONSISTING OF ONE OR MORE PERSONS.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        NOT APPLICABLE

ITEM 10.CERTIFICATION

        NOT APPLICABLE. THIS STATEMENT ON SCHEDULE 13G IS NOT FILED PURSUANT TO RULE 13d-1(b) OR (c).

                                    SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 11, 2000

                              By: /s/ Sanjiv S. Sidhu
                                 -----------------------------------------------
                                      Sanjiv S. Sidhu


                              SIDHU-SINGH FAMILY INVESTMENTS, LTD.

                              By: /s/ Sanjiv S. Sidhu
                                 -----------------------------------------------
                                      Sanjiv S. Sidhu, Managing General Partner

                              THE SIDHU-SINGH FAMILY FOUNDATION

                              By: /s/ Sanjiv S. Sidhu
                                 -----------------------------------------------
                                      Sanjiv S. Sidhu, Director

                                  EXHIBIT INDEX

                                                                   Located on
                                                                   Sequentially
Exhibit                   Description of Exhibit                   Numbered Page
-------                   ----------------------                   -------------
Exhibit A         Agreement Relating to Joint Filing of                 10
                               Schedule 13G